OLIVER PRESS PARTNERS, LLC
152 West 57th Street
46th Floor
New York, NY 10019

May 29, 2008

VIA EDGAR

Michael K. Pressman, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Emageon Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on May 23, 2008
File No. 000-51149

Dear Mr. Pressman:

          Oliver Press Partners, LLC (“Oliver Press”) is in receipt of your letter to Oliver Press’ counsel dated May 28, 2008. Oliver Press has set forth below the SEC comments verbatim, followed by Oliver Press’ responses.

Reasons for Our Solicitation, page 4

1.      SEC Comment: Please revise your disclosure regarding the number of outstanding shares of common stock owned collectively by those members of the board of directors serving both at the time of the company’s initial public offering and at the current time to present the collective holdings of these directors as a percentage of the total shares of common stock outstanding at each of those times, which appears to be the relevant measure.

          Oliver Press Response: The requested change was made.

Election of Directors, page 6

2.      SEC Comment: Please remove or revise the phrase “and support our nominees” which you have added to the end of the following sentence: “Accordingly, you will not have the opportunity to vote for any of Emageon’s nominees if you return a BLUE proxy card that we provide to you and support our Nominees.” An investor will not have the opportunity to vote for any of Emageon’s nominees if the investor signs and returns your proxy card without taking further action, regardless of whether the investor supports your nominees.

          Oliver Press Response: The requested change was made.

Discretionary Voting, page 11

3.      SEC Comment: You appear to be stating in your response to comment 5 of our letter dated May 22, 2008 that if a broker is instructed to forward Emageon proxy materials to a particular beneficial owner, but that same broker is not instructed to forward Oliver Press proxy materials to a particular beneficial owner, that broker may place a discretionary vote for the Emageon nominees on behalf of the beneficial owner, if the broker does not receive instructions from that beneficial owner as to how to vote. If that is not so, please clarify this to us. Otherwise, we note that Nasdaq Rule 2260 does not appear to permit discretionary voting by brokers on behalf of beneficial owners under the premises that you have set forth. While Nasdaq Rule 2260(c)(2) does permit a broker who is also a member of the NYSE to vote on behalf of beneficial owners in accordance with NYSE rules, NYSE Rule 452 does not permit a broker to vote without instructions from the beneficial owner if the broker has knowledge of any contest with respect to the action to be taken at the meeting. If that is the circumstance you intend to describe, please revise your disclosure to clarify that discretionary voting in that circumstance turns on the knowledge of the broker seeking to exercise discretionary voting power, not on receipt or non-receipt of proxy materials by the beneficial owner. Alternatively, please cite to the relevant authority and/or SRO rules that support the disclosure you propose to provide.

          Oliver Press Response: The discussion contained in the second paragraph under the heading “Discretionary Voting” has been deleted.

*****

          If you have any questions regarding the foregoing, please call Jeffrey Shapiro at (973) 597-2470 or Allen Levithan at (973) 597-2406. Thank you.

Very truly yours

OLIVER PRESS PARTNERS, LLC

By:	/s/ Clifford Press
Clifford Press
Managing Member

cc:	Allen B. Levithan, Esq.
Jeffrey M. Shapiro, Esq.